FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Material Fact

2

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities’ Registry Nº 042

Santiago (Chile), May 13, 2005

Messrs.

Chilean Securities Commission

Communicates MATERIAL INFORMATION, pursuant to article 9 and the second paragraph of article 10 of Law 18,045.-

Ladies and gentlemen:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., a company domiciled in Santiago, Avenida El Golf 150, 14th Floor, registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered to provide this information, hereby communicates to the Chilean Securities Commission the following MATERIAL INFORMATION:

In the meeting held on May 13, 2005, the Board of Directors of this company approved the operation indicated hereinbelow, which is communicated in compliance with article 44 of Law 18,046.

INSURANCES WITH CRUZ DEL SUR S.A.

It has been reached an agreement with Compañía de Seguros Generales Cruz del Sur S.A., for the contract of fire insurance policies, by Celulosa Arauco y Constitución S.A. and its subsidiaries, for a total premium amount of approximately US$5,600,000, for a one-year term.

The above Insurance Company accounts within its directors, Messrs. José Tomás Guzmán Dumas, Roberto Angelini Rossi and Jorge Andueza Fouque, who are also directors in Celulosa Arauco y Constitución S.A.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

c.c.	BOLSA DE COMERCIO DE SANTIAGO, La Bolsa St. Nº 64

BOLSA ELECTRÓNICA DE CHILE, Huérfanos Nº 770- 14 Floor

BOLSA DE VALORES VALPARAÍSO, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: May 18, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer